BRANDON J. CAGE
Assistant Vice President
Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
December 10, 2009
Michael L. Kosoff
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Response to comments regarding Post-Effective Amendment No. 16 of the Pacific Voyages (333-136597) Individual Flexible Premium Deferred Variable Annuity, funded by Separate Account A (811-08946) of Pacific Life Insurance Company; regarding a new optional benefit rider.
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company and Separate Account A of Pacific Life Insurance Company (811-08946) (hereinafter collectively referred to as “Registrants”), set forth below is our response to comments received from you via telephone on December 9, 2009, in connection with our first response filed, via EDGAR, on December 7, 2009.
The original comment and response is as follows:
6. Staff Comment: Withdrawals Exceeding the Protected Payment Amount.
a. Please briefly describe, in the narrative, what proportionate basis refers to.
Response: We added the following disclosure:
“Proportionate basis refers to the reduction of the Protected Payment Base and Remaining Protected Balance based, in part, on the ratio of the excess withdrawal amount divided by the Contract Value less the Protected Payment Amount.”
Based on our follow up discussion on December 9, 2009, we will not add the above referenced disclosure. We intend to rely on the full and detailed example set forth in the CoreProtect Advantage Rider Example #4. Example #4 includes a complete and thorough example of the proportionate basis reduction of both the Protected Payment Base and Remaining Protected Balance. In addition, there is a cross reference that will direct the reader to the appropriate detailed example.

Mr. Kosoff
December 10, 2009

Staff Comment: Tandy Representation. Notwithstanding our comments, please acknowledge that: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above-referenced filing; 2) the review of the filing by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
Response: The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filing; 2) the review of the filing by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.
Sincerely,
/s/ BRANDON J. CAGE
Brandon J. Cage